# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: The Scotts Miracle-Gro Company, CIK 0000825542
CUSIP: 810186106
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: 14111 Scottslawn Road, Marysville, Ohio (OH), 43041
Date of event which requires filing of this statement: 11/19/2025
Filed by CIK 0000945527
Persons authorized to receive notices and communications: Rob McMahon & Ivan Smith, c/o Hagedorn Partnership, L.P., 44 South Bayles Avenue, Suite 218, Port Washington, New York (NY), 11050, (000) 000-0000; Louis Rambo, Proskauer Rose, LLP, 1001 Pennsylvania Avenue NW, Suite 600, Washington, District Of Columbia (DC), 20004-2533, (202) 416-6800

## Reporting persons
- Hagedorn Partnership, L.P. (CIK 0000945527): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 13,217,641; sole dispositive power 0; shared dispositive power 13,217,641; aggregate amount beneficially owned 13,217,641 (22.9% of the class)
- Katherine Hagedorn Littlefield (CIK 0001180173): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 6,940; shared voting power 13,217,641; sole dispositive power 6,940; shared dispositive power 13,217,641; aggregate amount beneficially owned 13,224,581 (22.9% of the class)
- James Hagedorn (CIK 0001180171): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 134,625.46; shared voting power 13,217,641; sole dispositive power 134,625.46; shared dispositive power 13,217,641; aggregate amount beneficially owned 13,352,266 (23.1% of the class)
- Nathan Baxter (CIK 0001785595): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 66,536.11; shared voting power 13,217,641; sole dispositive power 66,536.11; shared dispositive power 13,217,641; aggregate amount beneficially owned 13,284,177 (23% of the class)
- Robert Hagedorn (CIK 0001247299): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 13,217,641; sole dispositive power 0; shared dispositive power 13,217,641; aggregate amount beneficially owned 13,217,641 (22.9% of the class)
- Susan Hagedorn (CIK 0001247301): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 13,217,641; sole dispositive power 0; shared dispositive power 13,217,641; aggregate amount beneficially owned 13,217,641 (22.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value
Name of issuer: The Scotts Miracle-Gro Company
Address of issuer's principal executive offices: 14111 Scottslawn Road, Marysville, Ohio (OH), 43041
Comment: By this Amendment No. 8, the Hagedorn Partnership. L.P. (the "Partnership") and the other Reporting Persons (as defined below) further amend and supplement the responses to Items 1, 2, 3, 4, 5, 6 and 7 of the Statement on Schedule 13D, as heretofore amended (the "Schedule 13D"), filed with respect to the common shares, $0.01 par value per share (the "Shares"), of The Scotts Miracle-Gro Company (formerly "The Scotts Company"), an Ohio corporation (the "Issuer"). Capitalized terms not otherwise defined have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

This Schedule 13D is filed by the Hagedorn Partnership, L.P. (the "Partnership"), and James Hagedorn, Katherine Hagedorn Littlefield, Nathan Baxter, Robert Hagedorn, and Susan Hagedorn (the "General Partners," and together with the Partnership, the "Reporting Persons"), each of whom serve as a General Partner of the Partnership.
Residence or business address: The principal business address of the Partnership is 44 South Bayles Avenue, Suite 218, Port Washington, NY 11050. The principal business address of the General Partners is set forth in Schedule I hereto.
Present principal occupation or employment: The principal business of the Partnership is holding the securities of the Issuer. The principal business of the General Partners is set forth in Schedule I hereto.
Criminal convictions in the last five years: During the last five years, none of the Partnership or the General Partners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Partnership or the General Partners was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Partnership is a Delaware limited partnership. Each of the General Partners is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the Issuer's Restructuring Merger, consumated on March 18, 2005, each of the shares of The Scotts Co. held by the Partnership were automatically converted into shares of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Partnership acquired the Shares for investment purposes. James Hagedorn serves as the Chairman and Chief Executive Officer of the Issuer. Nathan Baxter serves as President and Chief Operating Officer of the Issuer. Katherine Hagedorn Littlefield is a member of the Issuer's board of directors. On March 6, 2025, the Partnership, on behalf of Katherine Hagedorn Littlefield, terminated a Rule 10b5-1 trading arrangement originally adopted on March 15, 2024 that provided for the sale of up to 250,000 Shares if certain price targets were met. No transactions were completed under the trading arrangement prior to its early termination.

The information set forth in Item 5 and Item 6 of this Amendment No. 8 is incorporated by reference to this Item 4.

Except as set forth in this Schedule 13D, none of the Partnership or the General Partners has any plans or proposals which would result in any of the matters set forth in Items 4(a)-(j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

See rows (11) and (13) of the cover pages to this Schedule 13D, incorporated by reference to this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D, incorporated by reference to this Item 5(b). The percentages set forth on the cover pages to this Schedule 13D are based on 57,738,577 outstanding Shares, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2025.
Transactions in the class effected during the past sixty days: The information set forth in Schedule II with respect to transactions in the Issuer's securities by the Reporting Persons is incorporated by reference to this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: Pursuant to the Partnership Agreement (as defined below), the partners of the Partnership have certain rights to receive dividends on the Shares declared by the Issuer and to receive proceeds from the sale of Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On November 19, 2025, the Partnership amended and restated its Sixth Amended and Restated Agreement of Limited Partnership, as amended and restated on July 1, 2024 (as amended and restated, the "Seventh Amended and Restated Partnership Agreement"). The Seventh Amended and Restated Partnership Agreement provides the partners of the Partnership with the opportunity, if the General Partners or class representative of the respective class of the Partnership so elects, to sell such portion of their respective interests in the Shares of the Issuer held by the Partnership as may be allocated by the General Partners, acting together, subject to certain restrictions. Pursuant to the terms of the Partnership Agreement, in no event shall the partners of the Partnership sell or otherwise transfer Shares if immediately after giving effect to such transfer the aggregate number of Shares owned by the Partnership would represent less than 17% of the aggregate number of Shares then outstanding.

In connection with the Partnership's existing credit agreement, the Partnership has pledged as security 1,100,000 Shares held by the Partnership.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 99.1 Joint Filing Agreement, by and among the Reporting Persons, dated November 21, 2025
Exhibit 99.2 Seventh Amended and Restated Agreement of Limited Partnership, dated November 19, 2025, of Hagedorn Partnership, L.P.

## Signatures
- Hagedorn Partnership, L.P.: /s/ Susan Hagedorn, Susan Hagedorn, Attorney-in-Fact (11/21/2025)
- Katherine Hagedorn Littlefield: /s/ Susan Hagedorn, Susan Hagedorn, Attorney-in-Fact (11/21/2025)
- James Hagedorn: /s/ Susan Hagedorn, Susan Hagedorn, Attorney-in-Fact (11/21/2025)
- Nathan Baxter: /s/ Susan Hagedorn, Susan Hagedorn, Attorney-in-Fact (11/21/2025)
- Robert Hagedorn: /s/ Susan Hagedorn, Susan Hagedorn, Attorney-in-Fact (11/21/2025)
- Susan Hagedorn: /s/ Susan Hagedorn, Susan Hagedorn (11/21/2025)